Exhibit 99.1

Thomson Reuters Reports Second-Quarter 2018 Results

TORONTO, August 8, 2018 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the second quarter ended June 30, 2018 and reaffirmed its full-year 2018 outlook provided on May 11, 2018. The company also announced that its planned sale of a 55% interest in its Financial & Risk (F&R) business to private equity funds managed by Blackstone is expected to close early in the fourth quarter of 2018.

“I am pleased with our second-quarter and first-half results, which put us on track to deliver a solid year,” said Jim Smith, president and chief executive officer of Thomson Reuters. “Following the close of our partnership with Blackstone, Thomson Reuters will be well positioned to strengthen and grow our business. We have leading positions and must-have tools in our core markets. I believe we have a bright future doing what we do best: combining information, technology and human expertise to provide trusted answers.”

Consolidated Financial Highlights—Three Months Ended June 30

Unless otherwise noted, all results are from continuing operations and exclude the results of the company’s Financial & Risk business unit (F&R). For 2018 reporting purposes, F&R is classified as a discontinued operation, Reuters News is a reportable segment and prior-year results have been restated accordingly.

Three Months Ended June 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2018	2017	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,311	$1,280	2%
Operating profit	$204	$218	-6%
Diluted earnings per share (EPS) (includes discontinued operations)	$0.88	$0.27	226%
Cash flow from operations (includes discontinued operations)	$803	$834	-4%

Non-IFRS Financial Measures(1)
Revenues	$1,311	$1,280	2%	2%
Adjusted EBITDA	$348	$380	-8%	-8%
Adjusted EBITDA margin	26.5%	29.7%	-320bp	-290bp
Adjusted EPS	$0.17	$0.19	-11%	-11%
Free cash flow (includes discontinued operations)	$555	$580	-4%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Revenues increased 2% due to higher recurring revenues. Foreign currency had no impact on revenue growth.

Operating profit decreased 6% primarily due to costs and investments incurred to reposition Thomson Reuters in anticipation of separating F&R from the company.

o	Adjusted EBITDA decreased 8% and the margin decreased to 26.5%, reflecting the same factors.

Diluted earnings per share (EPS) increased due to higher net earnings from the F&R business. Net earnings increased primarily because F&R assets held for sale are not depreciated, and also due to a benefit from fair value adjustments associated with foreign currency derivatives embedded in certain F&R customer contracts.

o	Adjusted EPS, which excludes discontinued operations, was $0.17 and decreased $0.02 per share, or 11%, due to lower adjusted EBITDA.

Cash flow from operations decreased $31 million primarily due to higher tax and interest payments.

o	Free cash flow decreased $25 million, reflecting the same factor.

Thomson Reuters Reports Second-Quarter 2018 Results

Highlights by Business Unit – Three Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	June 30,		Change
	2018	2017	Total	Foreign Currency	Constant Currency
Revenues
Legal(1)	$882	$858	3%	1%	2%
Tax & Accounting	359	350	3%	-1%	4%
Reuters News	72	74	-3%	2%	-5%
Eliminations	(2)	(2)
Revenues	$1,311	$1,280	2%	0%	2%

Adjusted EBITDA
Legal(1)	$321	$325	-1%	1%	-2%
Tax & Accounting	91	103	-12%	-2%	-10%
Reuters News	8	9	-11%	11%	-22%
Corporate	(72)	(57)	n/a	n/a	n/a
Adjusted EBITDA	$348	$380	-8%	0%	-8%

Adjusted EBITDA Margin
Legal(1)	36.4%	37.9%	-150bp	-10bp	-140bp
Tax & Accounting	25.3%	29.4%	-410bp	-30bp	-380bp
Reuters News	11.1%	12.2%	-110bp	100bp	-210bp
Corporate	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	26.5%	29.7%	-320bp	-30bp	-290bp

n/a – not applicable

(1)  Includes certain portions of the Risk business (Regulatory Intelligence and Compliance Learning) that will be retained by the Legal segment in connection with the proposed sale of 55% of the F&R business. These businesses generated approximately $69 million of annual revenues in 2017.

Unless otherwise noted, all revenue growth comparisons by business unit in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Legal

Revenues increased 2% to $882 million.

o	Recurring revenues grew 4% (73% of total).
o	Global print revenues declined 5% (18% of total).
o	Transactions revenues were unchanged (9% of total).

Adjusted EBITDA decreased 1% to $321 million.

o

The margin decreased to 36.4% from 37.9% due to product and marketing investments, including costs related to the development and launch in July of Westlaw Edge, a new legal research platform that utilizes advanced artificial intelligence. In constant currency, the margin decreased 140 basis points.

Tax & Accounting

Revenues increased 4% to $359 million.

o	Recurring revenues grew 4% (77% of total).
o	Transactions revenues were unchanged (20% of total).
o	Print revenues grew 9% (3% of total).

Adjusted EBITDA decreased 12% to $91 million.

o	The margin decreased to 25.3% from 29.4%, primarily due to charges on a long-term contract in the Government business.

Thomson Reuters Reports Second-Quarter 2018 Results

o

As a reminder, Tax & Accounting is a seasonal business and nearly 60% of its full-year revenues are historically generated in the first and fourth quarters. As such, the margin performance of this business is generally weaker in the second and third quarters as costs are incurred in a more linear fashion throughout the year. The company expects Tax & Accounting’s full-year 2018 margin to be in line with, or marginally higher than, the prior-year margin.

Reuters News

Revenues were $72 million compared to $74 million in the prior-year period due to lower transactions revenues.

When the F&R transaction closes, Reuters News and the new F&R partnership will enter into a 30-year agreement for Reuters News to supply news and editorial content to the partnership for a minimum of $325 million per year. Reuters News revenues do not reflect any F&R payments until after the transaction closes.

o	Recurring revenues declined 2% (89% of total).
o	Transactions revenues declined 25% (11% of total).

Adjusted EBITDA was $8 million, down $1 million from the prior-year period.

o	The margin decreased to 11.1% from 12.2%. In constant currency, the margin decreased 210 basis points.

Corporate

Corporate costs at the adjusted EBITDA level were $72 million compared to $57 million in the prior-year period (up 26%). As previously announced, this is due to investments to reposition Thomson Reuters in anticipation of separating F&R from the company. These cash investments are expected to be incurred in 2018 and 2019.

Financial & Risk – Discontinued Operation

(Millions of U.S. dollars, except for adjusted EBITDA margin) (unaudited)

Financial & Risk (Discontinued Operations)(1)	Three Months Ended
	June 30,		Change
	2018	2017	Total	Foreign Currency	Constant Currency(2)
Revenues	$1,553	$1,501	3%	1%	2%
Adjusted EBITDA	$472	$458	3%	-1%	4%
Adjusted EBITDA margin	30.4%	30.5%	-10bp	-60bp	50bp
Cash flow from operations	$451	$452	0%
Free cash flow (non-IFRS measure)(2)	$289	$313	-8%
Capital expenditures	$138	$117	18%

(1) Excludes certain portions of the Risk business (Regulatory Intelligence and Compliance Learning) that will be retained by the Legal segment in connection with the proposed sale of 55% of the F&R business. These businesses generated approximately $69 million of annual revenues in 2017.

(2) In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Revenues increased 2% to $1.6 billion, including an impact from the adoption of a new accounting standard, IFRS 15. On an organic basis, revenues increased 3%.

o	Recurring revenues grew 2% (77% of total).
o	Transactions revenues grew 7% (15% of total). On an organic basis, transactions revenues grew 14%.
o	Recoveries revenues decreased 3% (8% of total).

Adjusted EBITDA increased 3% to $472 million.

o	The margin decreased to 30.4% from 30.5%. In constant currency, the margin increased 50 basis points.

Thomson Reuters Reports Second-Quarter 2018 Results

o

Adjusted EBITDA included $39 million of costs related to the separation of the business. Excluding these costs, adjusted EBITDA increased 13% and the margin increased 300 basis points, primarily due to higher transaction revenues.

Cash flow from operations was essentially unchanged from the prior-year period.

o	Free cash flow decreased 8% as higher adjusted EBITDA was offset by increased capital expenditures and deal costs related to the F&R transaction.

Consolidated Financial Highlights – Six Months Ended June 30

Six Months Ended June 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2018	2017	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$2,690	$2,611	3%
Operating profit	$472	$492	-4%
Diluted EPS (includes discontinued operations)	$0.40	$0.67	-40%
Cash flow from operations (includes discontinued operations)	$1,222	$466	162%

Non-IFRS Financial Measures(1)
Revenues	$2,690	$2,611	3%	2%
Adjusted EBITDA	$778	$795	-2%	-2%
Adjusted EBITDA margin	28.9%	30.4%	-150bp	-140bp
Adjusted EPS	$0.44	$0.44	0%	0%
Free cash flow (includes discontinued operations)	$675	($5)	n/m

n/m – not meaningful

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Revenues increased 3% due to higher recurring revenues and a positive impact from foreign currency.

o	At constant currency, revenues increased 2%.

Operating profit decreased 4% due to costs and investments incurred to reposition Thomson Reuters in anticipation of separating F&R from the company.

o	Adjusted EBITDA decreased 2% and the margin decreased to 28.9%, reflecting the same factor.

Diluted EPS decreased 40%, reflecting an $812 million deferred tax charge, most of which was recorded in the first quarter of 2018, associated with the proposed sale of a 55% interest in the F&R business. The tax charge is required to be recorded when a business is first considered held for sale, rather than when the sale is completed. The company estimates that a cash tax payment of approximately $300 million will arise later in 2018 in connection with the closing of the transaction, with the remainder deferred until such time as the company disposes of its 45% interest in the new partnership.

o	Adjusted EPS, which excludes discontinued operations, was $0.44, unchanged from the prior-year period.

Cash flow from operations increased $756 million primarily because the prior-year period included a $500 million pension contribution as well as lower severance payments.

o	Free cash flow increased $680 million, reflecting similar factors.

Thomson Reuters Reports Second-Quarter 2018 Results

Highlights by Business Unit – Six Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Six Months Ended
	June 30,		Change
	2018	2017	Total	Foreign Currency	Constant Currency
Revenues
Legal(1)	$1,754	$1,699	3%	1%	2%
Tax & Accounting	796	767	4%	0%	4%
Reuters News	144	148	-3%	3%	-6%
Eliminations	(4)	(3)
Revenues	$2,690	$2,611	3%	1%	2%

Adjusted EBITDA
Legal(1)	$640	$639	0%	0%	0%
Tax & Accounting	238	244	-2%	-1%	-1%
Reuters News	16	22	-27%	5%	-32%
Corporate	(116)	(110)	n/a	n/a	n/a
Adjusted EBITDA	$778	$795	-2%	0%	-2%

Adjusted EBITDA Margin
Legal(1)	36.5%	37.6%	-110bp	-10bp	-100bp
Tax & Accounting	29.9%	31.8%	-190bp	-30bp	-160bp
Reuters News	11.1%	14.9%	-380bp	30bp	-410bp
Corporate	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	28.9%	30.4%	-150bp	-10bp	-140bp

n/a – not applicable

(1)  Includes certain portions of the Risk business (Regulatory Intelligence and Compliance Learning) that will be retained by the Legal segment in connection with the proposed sale of 55% of the F&R business. These businesses generated approximately $69 million of annual revenues in 2017.

Financial & Risk – Discontinued Operation

(Millions of U.S. dollars, except for adjusted EBITDA margin) (unaudited)

Financial & Risk (Discontinued Operations)(1)	Six Months Ended
	June 30,		Change
	2018	2017	Total	Foreign Currency	Constant Currency(2)
Revenues	$3,136	$2,986	5%	2%	3%
Adjusted EBITDA	$998	$919	9%	2%	7%
Adjusted EBITDA margin	31.8%	30.8%	100bp	-20bp	120bp
Cash flow from operations	$661	$522	27%
Free cash flow (non-IFRS measure)(2)	$380	$269	41%
Capital expenditures	$246	$222	11%

(1) Excludes certain portions of the Risk business (Regulatory Intelligence and Compliance Learning) that will be retained by the Legal segment in connection with the proposed sale of 55% of the F&R business. These businesses generated approximately $69 million of annual revenues in 2017.

(2) In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Thomson Reuters Reports Second-Quarter 2018 Results

Dividend & Share Repurchases; Financial & Risk Transaction Proceeds Update

In January 2018, the Thomson Reuters board of directors approved an annual dividend of $1.38 per common share for the year. A quarterly dividend of $0.345 per share is payable on September 17, 2018 to common shareholders of record as of August 16, 2018.

Thomson Reuters previously signed a definitive agreement to sell a 55% majority stake in the Financial & Risk business and enter into a strategic partnership with private equity funds managed by Blackstone. Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. Thomson Reuters will receive approximately $17 billion in gross proceeds at closing (subject to purchase price adjustments) and will retain a 45% interest in the business. The transaction is expected to close early in the fourth quarter of 2018 and is subject to specified regulatory approvals and customary closing conditions. Substantially all required regulatory approvals have been received at this time.

The company repurchased 9.1 million shares during the second quarter at a cost of $359 million under its $1.5 billion buyback program, which is being effected under the company’s normal course issuer bid (NCIB). The company did not repurchase any shares in the first quarter.

The company currently expects to use between $9 billion and $10 billion of the estimated $17 billion of gross proceeds of the Financial & Risk transaction to return capital to its shareholders. A significant portion of this return is expected to be through a substantial issuer bid/tender offer made to all shareholders, which may be at a premium to the then-current market price of the company’s shares. The company’s principal shareholder (Woodbridge) is expected to participate pro rata in the substantial issuer bid/tender offer. Repurchases in 2018 under the NCIB program prior to the closing of the transaction will be included in the contemplated $9 billion and $10 billion of shareholder returns.

The price that Thomson Reuters will pay for shares in open market transactions under its NCIB will be the market price at the time of purchase or such other price as may be permitted by the Toronto Stock Exchange. The amount of shares that Thomson Reuters buys back under the $1.5 billion repurchase program will be dependent on the timing of the closing of the transaction and other factors, such as market conditions, share price and other opportunities to invest capital for growth. Thomson Reuters may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.

The company expects to use between $3.0 billion and $4.0 billion of proceeds from the proposed Financial & Risk transaction to repay debt, enabling it to remain substantially below its target leverage ratio (net debt/adjusted EBITDA) of 2.5:1.

As previously disclosed, the company intends to utilize the remaining $1.0 billion to $3.0 billion of proceeds to fund strategic, targeted acquisitions to bolster its positions in key growth segments of its Legal Professionals, Tax Professionals and Corporates businesses.

The company also expects to use between $1.5 billion and $2.5 billion for cash taxes, pension contributions, bond redemption costs, and other fees and outflows related to the transaction. These funds include $500 million to $600 million of spend that the company views as necessary to eliminate stranded costs as well as investments to re-position the company following the separation of the businesses.

Organizational Changes

On July 1, 2018, Brian Peccarelli and Neil Masterson became Co-Chief Operating Officers. Mr. Peccarelli is overseeing the customer-facing operations including Legal Professionals, Tax Professionals and Corporates, as well as driving sales. Mr. Masterson is overseeing Operations & Enablement with responsibility for managing commercial and technology operations, including those around sales capabilities, digital customer experience and product and content development.

Thomson Reuters Reports Second-Quarter 2018 Results

The company also announced it is transitioning from a product-centric structure to a customer-centric structure. This new structure is intended to move decision making closer to the customer and allow it to serve customers better with its full suite of offerings. The company expects to begin reporting under the new organizational structure with its fourth-quarter 2018 results.

Business Outlook 2018 (At Constant Currency)

Thomson Reuters today reaffirmed its Outlook for 2018 as previously provided on May 11, 2018.

The company’s 2018 Outlook assumes constant currency rates compared to 2017 and does not factor in the impact of acquisitions or divestitures that may occur, except for the planned F&R transaction. F&R is considered a discontinued operation for the full-year 2018 and is excluded from the company’s 2018 Outlook.

For the full-year 2018, the company expects:

•	Low single-digit revenue growth (excludes any 2018 payments to Reuters News from F&R following the closing of the transaction)

•	Adjusted EBITDA to range between $1.2 billion – $1.3 billion (including the costs referred to below)

•	Total Corporate costs between $500 million and $600 million (including stranded costs and investments to reposition the company following the separation of the businesses)

•	Depreciation and amortization of computer software between $500 million and $525 million

•	Capital expenditures of approximately 10% of revenues

•	Effective tax rate on adjusted earnings between 14% – 16%

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the business unit or segment level), free cash flow, adjusted EPS, and selected measures excluding the impact of foreign currency. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables. The term “organic” refers to Thomson Reuters’ existing businesses before the impact of acquisitions, dispositions and IFRS 15.

The company’s business outlook contains various non-IFRS financial measures. For outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2018 impact of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions that it does not anticipate.

Thomson Reuters Reports Second-Quarter 2018 Results

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook 2018 (At Constant Currency)” section, Mr. Smith’s comments, statements regarding the expected timing for the closing of the Financial & Risk transaction, the company’s anticipated uses of proceeds from the F&R transaction and Tax & Accounting’s expected full-year adjusted EBITDA margin, are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that a transaction involving all or part of the F&R business will be completed or that the events described in any other forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2018. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company’s 2018 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in most of the countries where Thomson Reuters operates, a continued increase in demand for high quality information and workflow solutions and a continued need for trusted products and services that help customers navigate changing geopolitical, economic and regulatory environments. Internal financial and operational assumptions include, but are not limited to, the successful execution of sales initiatives, ongoing product release programs, our globalization strategy and other growth and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of telecommunications, data centers, network systems or the Internet; increased accessibility to free or relatively inexpensive information sources; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality management and key employees; failure to protect the brands and reputation of Thomson Reuters; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements, risk of antitrust/competition-related claims or investigations; impairment of goodwill and other identifiable intangible assets; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; failure to complete the proposed Financial & Risk transaction; difficulties separating Financial & Risk from the company; and failure to realize the benefits of the strategic Financial & Risk partnership. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its second-quarter 2018 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Second-Quarter 2018 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
CONTINUING OPERATIONS
Revenues	$1,311	$1,280	$2,690	$2,611
Operating expenses	(964)	(899)	(1,916)	(1,810)
Depreciation	(29)	(34)	(59)	(62)
Amortization of computer software	(100)	(93)	(198)	(189)
Amortization of other identifiable intangible assets	(28)	(35)	(57)	(70)
Other operating gains (losses), net	14	(1)	12	12

Operating profit	204	218	472	492
Finance costs, net:
Net interest expense	(81)	(89)	(159)	(181)
Other finance income (costs)	14	(60)	21	(88)

Income before tax and equity method investments	137	69	334	223
Share of post-tax earnings (losses) in equity method investments	2	(7)	4	(5)
Tax benefit (expense)	3	(15)	(24)	(26)

Earnings from continuing operations	142	47	314	192
Earnings from discontinued operations, net of tax	515	159	32	328

Net earnings	$657	$206	$346	$520

Earnings attributable to:
Common shareholders	625	192	286	489
Non-controlling interests	32	14	60	31
Earnings per share:
Basic and diluted earnings (loss) per share:
From continuing operations	$0.20	$0.07	$0.44	$0.26
From discontinued operations	0.68	0.20	(0.04)*	0.41

Basic and diluted earnings (loss) per share	$0.88	$0.27	$0.40	$0.67

Basic weighted-average common shares	709,674,170	721,009,957	710,215,950	724,088,186

Diluted weighted-average common shares	710,095,394	722,504,109	710,797,432	725,409,478

*

Basic and diluted loss per share from discontinued operations reflects an $812 million deferred tax charge, most of which was recorded in the first quarter of 2018, associated with the proposed sale of a 55% interest in the Financial & Risk business. The tax charge is required to be recorded when a business is first considered held for sale, rather than when the sale is completed. The company estimates that a cash tax payment of approximately $300 million will arise later in 2018 in connection with the closing of the transaction with the remainder deferred until such time as the company disposes of its 45% interest in the new partnership.

Thomson Reuters Reports Second-Quarter 2018 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	June 30,	December 31,
	2018	2017
Assets
Cash and cash equivalents	$879	$874
Trade and other receivables	856	1,457
Other financial assets	48	98
Prepaid expenses and other current assets	380	548

Current assets excluding assets held for sale	2,163	2,977
Assets held for sale	14,445	—

Current assets	16,608	2,977

Computer hardware and other property, net	502	921
Computer software, net	910	1,458
Other identifiable intangible assets, net	3,298	5,315
Goodwill	4,984	15,042
Other financial assets	40	83
Other non-current assets	586	605
Deferred tax	47	79

Total assets	$26,975	$26,480

Liabilities and equity
Liabilities
Current indebtedness	$2,595	$1,644
Payables, accruals and provisions	1,037	2,086
Deferred revenue	781	937
Other financial liabilities	1,106	129

Current liabilities excluding liabilities associated with assets held for sale	5,519	4,796
Liabilities associated with assets held for sale	1,657	—

Current liabilities	7,176	4,796

Long-term indebtedness	4,936	5,382
Provisions and other non-current liabilities	1,204	1,740
Other financial liabilities	211	279
Deferred tax	1,285	708

Total liabilities	14,812	12,905

Equity
Capital	9,132	9,549
Retained earnings	6,375	7,201
Accumulated other comprehensive loss	(3,864)	(3,673)

Total shareholders’ equity	11,643	13,077
Non-controlling interests	520	498

Total equity	12,163	13,575

Total liabilities and equity	$26,975	$26,480

Thomson Reuters Reports Second-Quarter 2018 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$142	$47	$314	$192
Adjustments for:
Depreciation	29	34	59	62
Amortization of computer software	100	93	198	189
Amortization of other identifiable intangible assets	28	35	57	70
Deferred tax	(30)	(16)	(25)	(12)
Other	11	151	58	211
Pension contribution	—	—	—	(500)
Changes in working capital and other items	72	46	(100)	(219)

Operating cash flows from continuing operations	352	390	561	(7)
Operating cash flows from discontinued operations	451	444	661	473

Net cash provided by operating activities	803	834	1,222	466

Investing activities
Acquisitions, net of cash acquired	(1)	(5)	(28)	(5)
Proceeds from disposals of businesses and investments	—	—	—	10
Capital expenditures	(131)	(124)	(310)	(232)
Proceeds from disposals of property and equipment	27	—	27	—
Other investing activities	18	9	18	15

Investing cash flows from continuing operations	(87)	(120)	(293)	(212)
Investing cash flows from discontinued operations	(138)	(100)	(246)	(383)

Net cash used in investing activities	(225)	(220)	(539)	(595)

Financing activities
Proceeds from debt	—	—	1,370	—
Repayments of debt	(870)	—	(870)	(550)
Net borrowings (repayments) under short-term loan facilities	1,313	(105)	61	150
Repurchases of common shares	(359)	(294)	(359)	(578)
Dividends paid on preference shares	—	—	(1)	(1)
Dividends paid on common shares	(239)	(241)	(475)	(483)
Other financing activities	1	11	1	16

Financing cash flows from continuing operations	(154)	(629)	(273)	(1,446)
Financing cash flows from discontinued operations	(24)	(22)	(35)	(31)

Net cash used in financing activities	(178)	(651)	(308)	(1,477)

Increase (decrease) in cash and bank overdrafts	400	(37)	375	(1,606)
Translation adjustments	(13)	3	(12)	5
Cash and bank overdrafts at beginning of period	844	800	868	2,367

Cash and bank overdrafts at end of period	$1,231	$766	$1,231	$766

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$879	$771	$879	$771
Cash and cash equivalents in assets held for sale	356	—	356	—
Bank overdrafts	(4)	(5)	(4)	(5)

	$1,231	$766	$1,231	$766

Thomson Reuters Reports Second-Quarter 2018 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2017	Change	2018	2017	Change
Earnings from continuing operations	$142	$47	202%	$314	$192	64%
Adjustments to remove:
Tax (benefit) expense	(3)	15		24	26
Other finance (income) costs	(14)	60		(21)	88
Net interest expense	81	89		159	181
Amortization of other identifiable intangible assets	28	35		57	70
Amortization of computer software	100	93		198	189
Depreciation	29	34		59	62

EBITDA	$363	$373		$790	$808
Adjustments to remove:
Share of post-tax (earnings) losses in equity method investments	(2)	7		(4)	5
Other operating (gains) losses, net	(14)	1		(12)	(12)
Fair value adjustments	1	(1)		4	(6)

Adjusted EBITDA	$348	$380	-8%	$778	$795	-2%

Adjusted EBITDA margin(1)	26.5%	29.7%	-320bp	28.9%	30.4%	-150bp

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(2)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2017	Change	2018	2017	Change
Net earnings	$657	$206	219%	$346	$520	-33%
Adjustments to remove:
Fair value adjustments	1	(1)		4	(6)
Amortization of other identifiable intangible assets	28	35		57	70
Other operating (gains) losses, net	(14)	1		(12)	(12)
Other finance (income) costs	(14)	60		(21)	88
Share of post-tax (earnings) losses in equity method investments	(2)	7		(4)	5
Tax on above items	(6)	(18)		(11)	(20)
Tax items impacting comparability	(14)	6		(12)	6
Earnings from discontinued operations, net of tax	(515)	(159)		(32)	(328)
Interim period effective tax rate normalization(3)	(2)	3		2	(2)
Dividends declared on preference shares	—	—		(1)	(1)

Adjusted earnings	$119	$140	-15%	$316	$320	-1%

Adjusted EPS	$0.17	$0.19	-11%	$0.44	$0.44	0%

Foreign currency(4)			0%			0%
Constant currency(4)			-11%			0%
Diluted weighted-average common shares (millions)	710.1	722.5		710.8	725.4

Refer to page 14 for footnotes.

Thomson Reuters Reports Second-Quarter 2018 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Discontinued Operations to Financial & Risk Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2018	2017	Change	2018	2017	Change
Earnings from discontinued operations	$515	$159	224%	$32	$328	-90%
Adjustments to remove:
Tax expense (benefit)	18	(10)		886	(12)
Other finance (income) costs	(5)	31		—	30
Net interest expense	2	6		6	7
Amortization of other identifiable intangible assets	—	85		28	169
Amortization of computer software	—	75		30	159
Depreciation	—	43		14	87

EBITDA	$530	$389		$996	$768
Adjustments to remove:
Other operating losses, net	19	20		60	29
Fair value adjustments	(83)	54		(65)	124
IP & Science discontinued operations	6	(5)		7	(2)

Financial & Risk discontinued operations adjusted EBITDA	$472	$458	3%	$998	$919	9%

Adjusted EBITDA margin(1)	30.4%	30.5%	-10bp	31.8%	30.8%	100bp

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Net cash provided by operating activities	$803	$834	$1,222	$466
Capital expenditures	(131)	(124)	(310)	(232)
Proceeds from disposals of property and equipment	27	—	27	—
Capital expenditures from discontinued operations	(138)	(117)	(246)	(222)
Other investing activities	18	9	18	15
Dividends paid on preference shares	—	—	(1)	(1)
Dividends paid to non-controlling interests from discontinued operations	(24)	(22)	(35)	(31)

Free cash flow	$555	$580	$675	$(5)

Thomson Reuters Corporation

Reconciliation of Operating Cash Flows from Discontinued Operations to Financial & Risk Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Operating cash flows from discontinued operations	$451	$444	$661	$473
Remove: Operating cash flows – IP & Science discontinued operations	—	8	—	49
Capital expenditures from discontinued operations	(138)	(117)	(246)	(222)
Dividends paid to non-controlling interests from discontinued operations	(24)	(22)	(35)	(31)

Free cash flow – Financial & Risk discontinued operations	$289	$313	$380	$269

Refer to page 14 for footnotes.

Thomson Reuters Reports Second-Quarter 2018 Results

Footnotes

(1)

Thomson Reuters defines adjusted EBITDA for its business units as earnings from continuing operations, or for F&R as earnings from discontinued operations, before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax (earnings) losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business units and Corporate. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the Company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.

(2)

Adjusted earnings and adjusted EPS include dividends declared on preference shares but exclude the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.

(3)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(4)

The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.

(5)

Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by (used in) operating activities, proceeds from disposals of property and equipment, and other investing activities less capital expenditures, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests from discontinued operations. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

Supplemental

Thomson Reuters Corporation

Depreciation and Amortization of Computer Software by Business Segment

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Legal	$65	$63	$128	$127
Tax & Accounting	37	32	74	64
Reuters News	4	5	8	9
Corporate	23	27	47	51

Total depreciation and amortization of computer software	$129	$127	$257	$251

Thomson Reuters Reports Second-Quarter 2018 Results

Appendix A

The following supplemental information provides revised 2017 business segment information excluding the Financial & Risk (F&R) business, which was classified as a discontinued operation beginning in the first quarter of 2018. The information provided illustrates the company’s business on a continuing operations basis. As it includes certain estimates, it is subject to revision until the proposed F&R transaction is completed.

Revised Business Segment Information

(Excluding the F&R Segment)

(millions of U.S. dollars except for per share amounts)

(unaudited)

	Year Ended				Year Ended
	December 31, 2017	Adjustments			December 31, 2017
	Previously Reported	Remove F&R Segment Results	Add Back Retained Businesses(3)	Other Adjustments(4)	Revised Excluding F&R
Revenues
Financial & Risk	$6,112	(6,112)	—	—	—
Legal	3,390	—	69	—	$3,459
Tax & Accounting	1,551	—	—	—	1,551
Reuters News(1)	296	—	—	—	296
Eliminations	(16)	7	—	—	(9)

Revenues from continuing operations	$11,333	(6,105)	69	—	$5,297

Adjusted EBITDA(2)
Financial & Risk	$1,916	(1,916)	—	—	—
Legal	1,279	—	28	—	$1,307
Tax & Accounting	495	—	—	—	495
Reuters News(1)	27	—	—	—	27
Corporate	(280)	—	—	36	(244)

Adjusted EBITDA	$3,437	(1,916)	28	36	$1,585

Adjusted earnings(2)
Adjusted EBITDA	$3,437	(1,916)	28	36	$1,585
Depreciation and amortization of computer software	(995)	581	(10)	(72)	(496)
Adjustments:
Interest	(362)	—	—	4	(358)
Tax	(205)	121	(2)	3	(83)
Non-controlling interests	(64)	—	—	64	—
Dividends declared on preference shares	(2)	—	—	—	(2)

Adjusted earnings	$1,809	(1,214)	16	35	$646

Adjusted EPS(2)	$2.51	(1.68)	0.02	0.05	$0.90

(1)	Effective January 1, 2018, Reuters News is a reportable segment.

(2)

Refer to the explanatory footnotes on page 14 for definitions of our non-IFRS measures. Refer to the company’s 2017 Annual Report for a reconciliation of this non-IFRS financial measure to the most directly comparable IFRS measure.

(3)	Represents the Regulatory Intelligence and Compliance Learning businesses that will be retained by the company’s Legal segment following the closing of the proposed F&R transaction.

(4)	Other adjustments include the following:

•	Adjusted EBITDA contains costs primarily for real estate optimization that relate to properties to be transferred with the Financial & Risk business.

•	Depreciation and amortization of computer software relates to assets that will not be transferred with the Financial & Risk business.

•	Non-controlling interests relates to third party shareholdings in Tradeweb that will be transferred with the Financial & Risk business.

Thomson Reuters Reports Second-Quarter 2018 Results

Appendix A

The following supplemental information provides revised 2017 business segment information excluding the F&R business, which was classified as a discontinued operation beginning in the first quarter of 2018. The information provided illustrates the company’s business on a continuing operations basis. As it includes certain estimates, periods subsequent to June 30, 2017 are subject to revision until the proposed F&R transaction is completed.

Revised Business Segment Information

(Excluding the F&R Segment)

(millions of U.S. dollars except for per share amounts and margins)

(unaudited)

	2017
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Revenues
Legal	$841	$858	$860	$900	$3,459
Tax & Accounting	417	350	341	443	1,551
Reuters News	74	74	73	75	296
Eliminations	(1)	(2)	(2)	(4)	(9)

Revenues from continuing operations	$1,331	$1,280	$1,272	$1,414	$5,297

Adjusted EBITDA(1)
Legal	$314	$325	$345	$323	$1,307
Tax & Accounting	141	103	95	156	495
Reuters News	13	9	7	(2)	27
Corporate	(53)	(57)	(60)	(74)	(244)

Adjusted EBITDA	$415	$380	$387	$403	$1,585

Adjusted earnings(1)
Adjusted EBITDA	$415	$380	$387	$403	$1,585
Depreciation and amortization of computer software	(124)	(127)	(117)	(128)	(496)
Adjustments:
Interest	(92)	(89)	(89)	(88)	(358)
Tax	(18)	(24)	(1)	(40)	(83)
Dividends declared on preference shares	(1)	—	(1)	—	(2)

Adjusted earnings	$180	$140	$179	$147	$646

Adjusted EPS(1)	$0.25	$0.19	$0.25	$0.21	$0.90

Adjusted EBITDA margin(1)
Legal	37.3%	37.9%	40.1%	35.9%	37.8%
Tax & Accounting	33.8%	29.4%	27.9%	35.2%	31.9%
Reuters News	17.6%	12.2%	9.6%	n/m	9.1%
Corporate	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	31.2%	29.7%	30.4%	28.5%	29.9%

n/m – not meaningful

n/a – not applicable

(1)	Refer to the explanatory footnotes on page 14 for definitions of our non-IFRS measures.